Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Signs Supply Agreement with Voller for Fuel Cell Auxiliary Power Units

For Immediate Release – October 16, 2007

Vancouver, Canada – Ballard Power Systems today announced it has signed a supply agreement with Voller Energy Group PLC (Voller) to provide Ballard Mark1030™ fuel cell stacks for integration into Voller’s 1kW auxiliary power units (APUs), aimed at the leisure, marine and construction markets. Under the agreement, Ballard will deliver fuel cells to Voller in 2007 and 2008.

“Voller has integrated Ballard’s Mark1030 fuel cell into an APU product that addresses three distinct markets,” said Noordin Nanji, Ballard’s Chief Customer Officer. “The Mark1030 already has several years of proven performance in Japanese residential cogeneration systems and so we are delighted to see it employed in exciting new applications that will deliver clean, quiet power to various consumer markets. While volumes will be small initially, the potential of these markets makes this a valuable opportunity to evaluate the role that fuel cell technology can play in APU markets.”

The Mark1030 is at the heart of Voller’s Emerald fuel cell generator — a product that runs on liquefied petroleum gas (LPG) or propane and provides the functional equivalent of a five-kVA gas or diesel generator. The Emerald generator is ideal for delivering 12V or 24V power on boats and in recreational vehicles, leveraging the cooking gas already on board as fuel. The Emerald generator can also be used at remote building sites as a quiet and efficient alternative to conventional generators.

“The Ballard Mark1030, designed to operate on hydrogen derived from reformed fuels, offers a well verified fuel cell solution for the Voller Emerald APU,” said Stephen Voller, Voller’s Chief Executive Officer. “Because the Emerald works using widely available fuels such as propane and LPG, we have removed the fueling infrastructure issue from the table.”

About Voller
Voller Energy Group plc is one of the world’s first commercial developers and manufacturers of portable fuel cell systems for use as battery chargers and mobile generators – ideal for anyone who has a need for reliable and versatile remote power.

Voller is a green/clean technology company focused on alternative, renewable and new energy technologies for a lower carbon economy. Listed on the AIM market of the London Stock Exchange (LSE: VLR), the company was founded in 2002 by Stephen Voller and Mike Clarke.

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Guy McAree or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.